Exhibit 99.1

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
1-866-350-8535
514-982-8728

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TOTAL COMMON SHARES

PETRO-CANADA - LETTER OF TRANSMITTAL AND ELECTION FORM

TO: COMPUTERSHARE INVESTOR SERVICES INC. ( the “DEPOSITARY” or “COMPUTERSHARE”), AS DEPOSITARY

The undersigned represents and warrants that: (i) the undersigned is the registered holder of the common shares (“Petro-Canada Shares”or “Shares”) of Petro-Canada represented by the certificate(s) listed below; (ii) such share certificate(s) delivered herewith are owned by the undersigned free and clear of any hypothecations, mortgages, liens, charges, security interests, encumbrances and adverse rights or claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and Election Form; and (iv) the undersigned has full power and authority to deposit and deliver the certificate(s) listed below. The Petro-Canada share certificates are hereby surrendered to Computershare in connection with the plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving among others, Petro-Canada and Suncor Energy Inc. (“Suncor”) as described in the Joint Information Circular and Proxy Statement of Suncor and Petro-Canada dated April 29, 2009 (the “Circular”). Pursuant to the Arrangement, Suncor and Petro-Canada will amalgamate and continue as “Suncor Energy Inc.” (“Amalco”). The effective date of the Arrangement (the “Effective Date”) is anticipated to occur in the third quarter of 2009, subject to satisfaction or waiver of all conditions to the closing of the Arrangement.

As soon as practicable after the Effective Date, by surrendering the Petro-Canada share certificate(s) listed below together with this validly completed and duly signed Letter of Transmittal and Election Form and such additional documents and instruments as Computershare may reasonably require, the undersigned will be entitled to receive in exchange therefor, and Computershare will deliver to the undersigned, a Direct Registration (“DRS”) Advice representing 1.28 common shares of Amalco (“Amalco Shares”) for each (1) one Petro-Canada Share represented by such certificate(s), which such holder has the right to receive under the Arrangement (see instructions on the reverse of this form).

Lost Certificates: If you cannot locate some or all of your certificates, read, complete and sign Box A on the reverse of this form and mark the boxes below appropriately to indicate which certificate(s) you lost and attach the certificate(s) you have to the Letter of Transmittal and Election Form.

If you are eligible to do so and wish to elect to have the exchange of your Petro-Canada Shares for Amalco Shares pursuant to the Arrangement carried out in such a manner as may allow you to realize a capital gain or capital loss under Canadian federal income tax laws, PLEASE CHECK THE BOX BELOW AND RETURN THIS LETTER OF TRANSMITTAL AND ELECTION FORM TO COMPUTERSHARE PRIOR TO 4:30 P.M. (CALGARY TIME) ON JULY 28, 2009 (the “Election Deadline”).

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The undersigned represents and warrants that it is not a corporation, partnership or trust and is or is deemed to be resident in Canada for the purposes of the Income Tax Act (Canada) and hereby elects to have the exchange of Petro-Canada Shares for Amalco Shares carried out in such a manner that may allow the undersigned to realize a capital gain or a capital loss for Canadian federal income tax purposes upon the exchange.

1. Your Petro-Canada share certificates are listed below. Locate all of your certificates listed below and attach them to the Letter of Transmittal and Election Form.

Lost	Certificate Number	Shares	Lost	Certificate Number	Shares	Totals	Shares

☐			☐			Total Certificated Shares
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☐			☐			Total Uncertificated Shares

☐			☐			Total Shares

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2. Signatures: Sign and date this form. The names of the registered holders are listed in the Name and Address at the top of this form.

All registered holders MUST sign exactly as the name is printed above.

Signature of Owner Signing Capacity	Signature of Co-Owner (if more than one registered holder listed)	Signing Capacity
Daytime Phone number ( )-

MM/DD/YY
Date

SUNQ

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Additional Instructions for Completing the Letter of Transmittal and Election Form and Surrendering of Certificates

1. Delivery of Certificates:  Your Petro-Canada share certificates and this validly completed and duly signed Letter of Transmittal and Election Form must be sent or delivered to Computershare. No dividends or other distributions in respect of Amalco Shares shall be paid to any holder of unsurrendered certificate(s) representing Petro-Canada Shares until such certificates are surrendered to Computershare for exchange.  The method of delivery of certificates to Computershare at one of the addresses set forth on the bottom of this page is at the option and risk of the surrendering shareholder.  Delivery will be deemed effective only when received by Computershare.  For your convenience, a security return envelope is enclosed.

2. Authorization and Registration: The signature(s) on the reverse side represents that you have full authority to surrender these certificate(s) for exchange and warrant that the shares represented by these certificates are free and clear of hypothecations, mortgages, liens, charges, security interests, encumbrances and adverse rights or claims. The Amalco Shares to be issued are in the name(s) that this Letter of Transmittal and Election Form was addressed.

3. Special Transfer Instructions: If your Amalco Shares are to be issued to a person(s) other than the registered owner(s), a transfer of ownership must be executed.  Please follow the instructions below:

A.           Do not forward the Petro-Canada share certificates and this Letter of Transmittal and Election Form to Computershare until you have completed all applicable transfer of ownership documents.

B.             Obtain transfer of ownership requirements and instructions by calling Computershare at 1-866-350-8535 (within Canada and the US) or 514-982-8728 (outside of Canada and the US).

C.             Complete transfer of ownership documents.

D.            Complete and sign the Letter of Transmittal and Election Form.

E.              Mail the Petro-Canada share certificates, transfer of ownership documents and signed Letter of Transmittal and Election Form to Computershare at the address indicated below.

4. Tax Election: Petro-Canada Shares held by eligible holders who do not deposit with Computershare a validly completed and duly signed Letter of Transmittal and Election Form, with the appropriate election made, on or before the Election Deadline or do not otherwise comply with the requirements of this Letter of Transmittal and Election Form and the instructions herein will be converted to Amalco Shares pursuant to the Arrangement and such conversion will generally occur on a tax-deferred basis Canadian for federal income tax purposes. Elections are subject to pro-ration in certain circumstances as further described in the Circular. You are also advised that the Circular contains other important tax and other information regarding the election and it is recommended that you review this information in its entirety and consult with your own tax advisor about making such an election.

5. Cessation Rights: Subject to applicable legislation relating to unclaimed personal property, any certificate formerly representing Petro-Canada Shares that is not deposited with all other documents as required by the Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the registered holder of such Petro-Canada Shares to receive Amalco Shares (and any dividend or other distributions thereon). In such case, such Amalco Shares (together with all entitlements to dividends or other distributions thereon) shall be deemed to be surrendered to Amalco.

6. Direct Registration (“DRS”) Advice: Upon receipt of certificates representing Petro-Canada Shares and all other required documents, a DRS Advice will be issued by Computershare to the Amalco holder representing the ownership of their Amalco Shares following the Effective Date. If the holder of Amalco Shares would like to request an Amalco share certificate, refer to the instructions provided upon receipt of the DRS Advice.

7. Treatment of Fractional Amalco Shares: No certificates representing fractional Amalco Shares shall be issued to Petro-Canada Shareholders under the Arrangement. In lieu of any fractional Amalco Share, each registered holder of Petro-Canada Shares otherwise entitled to a fractional interest in an Amalco Share shall receive the nearest whole number of Amalco Shares (with any fractions equal to or exactly 0.5 being rounded up).

BOX A — LOST CERTIFICATE(S)

BLANKET BOND NO. 8187-38-53

By checking the lost certificate box(es) on the front page and signing the bottom of this form, the undersigned person(s) being fully sworn deposes and says that: “I am the lawful owner of the certificate(s) and the Petro-Canada Shares represented thereby. The certificate(s) has(have) not been endorsed, cashed, negotiated, transferred, assigned or otherwise disposed of. I have made a diligent search for the certificate(s) and have been unable to find it (them), and make this Affidavit for the purpose of receiving, without surrender of the certificate(s), from Computershare, a new certificate of Petro-Canada Shares representing a replacement of the above lost certificates. I hereby agree that if the certificate(s) should ever come into my hands, custody or power, I will immediately and without consideration surrender the certificate(s) to Petro-Canada or Amalco, as the case may be. In consideration, I agree to completely indemnify, protect and save harmless Petro-Canada, Suncor, CIBC Mellon Trust Company, Computershare Investor Services Inc. and Computershare Trust Company of Canada ( together “Computershare”), and any other party to the transaction (each, an “Obligee”), and Computershare’s insurance company, Chubb Insurance Company of Canada, from and against all losses, costs and damages, including court costs and solicitors fees, which such person(s) may be subject to or liable for in respect of the replacement of the certificate(s). The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligation on the part of the Obligees or their respective officers, employees and agents, of their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure occurs or has occurred. I authorize Computershare to deliver this Affidavit to Chubb Insurance Company of Canada which has underwritten a bond of indemnity to protect the foregoing parties.”

STEP 1: CALCULATE LOST CERTIFICATE BOND PREMIUM

LOST CERTIFICATE BOND		X	$1.35	=
PREMIUM CALCULATION:	Petro-Canada		Bond premium		Total Premium Due
	Shares Lost		Per Petro-Canada Share		(minimum CAD $20.00)

Multiply the number of Petro-Canada Shares lost by the Bond premium noted above to calculate the premium you owe. If you have Lost Certificates representing 14 or fewer Petro-Canada Shares, there is a minimum premium of CAD $20.00. The premium is only valid until January 02, 2010 (“Expiry Date”).  PLEASE MAKE YOUR MONEY ORDER OR BANK DRAFT PAYABLE TO “COMPUTERSHARE” FOR THE BOND PREMIUM AND ENCLOSE WITH THIS AFFIDAVIT. If your request is approved, Computershare will forward the Bond premium to Chubb Insurance Company of Canada. We cannot complete your exchange without a Surety Bond. NOTE:  This premium is calculated based upon each lost Petro-Canada Share, not per each lost certificate. After the Expiry Date, Computershare will provide additional documentation including confirmation of the Bond premium. Computershare will proceed with the replacement of the reported lost Petro-Canada Shares after the Effective Date.  If the Arrangement does not proceed, Computershare will return the bond premium to the Petro-Canada shareholder with instructions to contact Petro-Canada’s transfer agent.

STEP 2: SIGNATURES OF OWNERS

All registered owners MUST sign below exactly as the  name(s) appears on the front of this form.  You must have your signature(s) notarized.  If your lost certificate(s) is (are) part of an estate or trust, or are valued at more than CAD $250,000, please contact Computershare for additional instructions.

(Signature of Owner)	(Signature of Owner - if more than one registered owner listed)

Signing Capacity	Signing Capacity

Print Name:	Print Name:

STEP 3: NOTARIZATION

A COMMISSIONER AND/OR NOTARY PUBLIC IN AND FOR THE PROVINCE/STATE OF                    COUNTRY OF

On this                     day of                                  , 20      , before me personally appeared                                      , and                            and                                               , to me known and known to me to be the individual(s) described in and who executed the foregoing instrument, and being by me duly sworn, did depose and say that the statements therein contained are true.

NOTARY PUBLIC or COMMISSIONER	(Affix Notarial Seal)

My commission expires

Enclose all certificates in the envelope provided and send with completed form to Computershare, or for any questions contact Computershare

By Mail:	P.O. Box 7025	By Registered Mail,	100 University Avenue	530 8th Avenue SW	North America Toll Free -	1-866-350-8535
	31 Adelaide St E	Hand or Courier	9th Floor	6th Floor	Outside North America -	514-982-8728
	Toronto, ON M5C 2T1		Toronto, ON M5J 2Y1	Calgary AB T2P 3S8	Email: corporateactions@computershare.com
	Attn: Corporate Actions		Attn: Corporate Actions	Attn: Corporate Actions

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